Vanguard Whitehall Funds
                                  P.O. Box 2600
                             Valley Forge, PA 19482
                                 (610) 669-1000

                                 March 20, 2003

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention:  Ruth Sanders, Senior Counsel

         Re:      Vanguard Whitehall Funds (the "Trust")
                  Registration No. 33-64845
                  File No. 811-07443

Dear Ms. Sanders:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of Post-Effective Amendment No. 18, filed March 3, 2003 (the "Amendment"). The Amendment's EDGAR accession number is 0000932471-03-000320. We plan to file a 485(a) filing in mid-to-late April that will address an impending policy change in addition to the issue we planned to address in Post-Effective Amendment No. 18.

     Please direct any communications concerning this filing to Judith L. Gaines, Associate Counsel, The Vanguard Group, Inc. at (610) 669-1538.

Sincerely,


Joseph F. Dietrick
Assistant Secretary